

Mail Stop 3561

April 1, 2016

Via E-mail
John Bentivoglio
Chief Executive Officer
Event Cardio Group Inc.
7694 Colony Palm Drive
Boynton Beach, Florida 33436

      Re: Event Cardio Group Inc.
                Preliminary Information Statement on Schedule 14C
                Filed March 14, 2016
                File No. 000-52518

Dear Mr. Bentivoglio:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ David Link for

                              John Reynolds
                              Assistant Director
                              Office of Beverages, Apparel and Mining

cc: Vincent J. McGill, Esq.
      Eaton & Van Winkle LLP